Strong Global Entertainment, Inc.

5960 Fairview Road, Suite 275

Charlotte, NC 28210

May 9, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, NW

Washington, D.C. 20549

Strong Global Entertainment, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-264165

Registration Statement on Form 8-A

File No. 001-41688

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 5, 2023, in which the Company requested for acceleration of the effective date of the above-referenced Registration Statements for Tuesday May 9, 2023, at 5:00 p.m., ET, or as soon thereafter as practicable. The Company hereby formally withdraws our request for acceleration of the effective date.

Sincerely,

Strong Global Entertainment, Inc.

By:	/s/ Mark D. Roberson
Name:	Mark D. Roberson
Title:	Chief Executive Officer